FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, July 4, 2013

Ger. Gen. No. 114/2013

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins Nº 1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

Pursuant to articles 9 and 10 of Law No. 18,045 of the Securities Market and the provisions of General Norm No. 30 of the Superintendence, duly authorized and representing Enersis S.A. (the “Company”), I hereby inform you of the following significant event:

On July 1, 2013, Inversiones Sudamérica Limitada (almost wholly‑owned by Enersis) merged and absorbed Cono Sur Participaciones, S.L.U. (a wholly‑owned Company subsidiary), and the latter ceased to exist.  Cono Sur Participaciones, S.L.U. was the company through which Endesa, S.A., the Spanish parent company, carried out its in-kind contribution in connection with its pro rata equity stake in the capital increase approved by the Company’s Extraordinary Shareholders' Meeting held on December 20, 2012.

This merger does not have any financial effects on Enersis S.A.’s assets, liabilities or results.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

   I

c.c.       Bolsa de Comercio de Santiago

             Bolsa Electrónica de Chile

             Bolsa de Corredores de Valparaíso

             Banco Santander Santiago – Representatives of Bond Holders

             Depósito Central de Valores

             Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 8, 2013